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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                            Ugly Duckling Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   903512 10 1
                                 (CUSIP Number)

                          Christopher D. Johnson, Esq.
                         Squire, Sanders & Dempsey, LLP
                       40 North Central Avenue, Suite 2700
                                Phoenix, AZ 85004
                                 (602) 528-4000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 27, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP No.: 903512 10 1
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Ernest C. Garcia, II
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                  (a)

                  (b)     /X/
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         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions):  PF, OO
--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization: United States of America
--------------------------------------------------------------------------------
Number of Shares     7.       Sole Voting Power:  4,520,000
Beneficially by
Owned by Each        8.       Shared Voting Power:  -0-
Reporting Person
With                 9.       Sole Dispositive Power:  4,520,000

                     10.      Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  4,520,000
--------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)        /X/
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11): 36.5%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instruction):  IN


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CUSIP No.: 903512 10 1
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Gregory B. Sullivan
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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)

                  (b)   /X/
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions):  PF, OO, SC
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization: United States of America
--------------------------------------------------------------------------------

Number of Shares     7.       Sole Voting Power:  395,800 (includes options to
Beneficially by               purchase 336,000 shares)
Owned by Each
Reporting Person     8.       Shared Voting Power:  -0-
With
                     9.       Sole Dispositive Power:  395,800 (includes options
                              to purchase 336,000 shares)

                     10.      Shared Dispositive Power:  -0-
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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  395,800 (includes options to purchase 336,000 shares)
--------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)        /X/
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11): 3.2%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instruction):  IN

Pursuant to Rule 13d-2 of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the
Schedule 13D statement ("Schedule 13D") dated September 14, 2000, as amended by Amendment No. 1 dated October 4, 2000, relating to the shares of common stock, $.001 par value per share (the "Common Stock"), of Ugly Duckling Corporation (the "Company") is hereby amended to update certain information concerning Ernest C. Garcia, II and to remove Gregory B. Sullivan from this Schedule 13D as the facts no longer support his inclusion pursuant the Rule 13d-5(b)(1).


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ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed by Ernest C. Garcia, II, a United States citizen. Mr. Garcia's business address is 2575 E. Camelback Road, Suite 700, Phoenix, AZ 85016. Mr. Garcia is the Chairman of the Board of Directors of the Company and President of Verde Investments, Inc., an Arizona corporation principally engaged in commercial real estate investments ("Verde"). The principal business address of the Company is 2525 E. Camelback Road, Suite 500, Phoenix, AZ 85016. The principal business address of Verde is 2575 E. Camelback Road, Suite 700, Phoenix, AZ 85016. Mr. Garcia has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Garcia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Garcia is a citizen of the United States of America.

Mr. Sullivan is currently not a member of a group acting together to acquire the Company's Common Stock pursuant to Rule 13d-5(1)(b), and, therefore, his interest in the securities of the Company is currently not required to be reported under Section 13 of the Exchange Act or in this Schedule 13D.

ITEMS 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

All Common Stock of the Company acquired or held by Mr. Garcia to date has been acquired with personal funds in the aggregate amount of approximately $970. In the future, Mr. Garcia (either alone or in combination with any interested parties, which could include members of the Company's executive management) may purchase additional shares of Common Stock with personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds. Mr. Garcia has no definitive arrangements in place with respect to any such borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety to read as follows:

On October 4, 2000, Ernest C. Garcia, II made an offer (the "Offer") to the Board of Directors of the Company to purchase all of the outstanding shares of the Common Stock of the Company not already owned by Mr. Garcia for $8.50 per share, consisting of $2.50 in cash and $6.00 in subordinated indebtedness. Pursuant to the terms of the Offer, Gregory B. Sullivan, Chief Executive Officer of the Company, would have had the right to purchase, or receive an option to purchase, a twenty percent (20%) interest in the surviving entity. After discussions with the Company, the Board of Directors of the Company and the Special Transaction Committee of the Board of Directors of the Company, Mr. Garcia withdrew the Offer as he did not believe that the Offer, as proposed, would have been approved at this time by the Special Transaction Committee of the Board of Directors of the Company. As a result of the Offer being withdrawn, Mr. Sullivan does not have any arrangement to acquire an interest in the Company or any surviving entity as a result of a merger, and, therefore, is currently not a member of a group pursuant to Rule 13d-5(1)(b) and is currently not required to file reports of his beneficial ownership under Section 13 of the Exchange Act.


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Mr. Garcia still believes that the Common Stock of the Company represents an attractive investment opportunity at its recent trading prices, and he remains interested in the possibility of acquiring all of the outstanding shares. Accordingly, to the extent that the Common Stock remains in its current price range, Mr. Garcia may consider a new proposal to the Company or other possible acquisitions of some or all of the outstanding Common Stock owned by other shareholders of the Company (either alone or in combination with other interested parties, which could include members of the Company's executive management). Such acquisition might be accomplished through a number of alternative transactions, including without limitation, open market purchases, tender offers, privately negotiated transactions and/or a recapitalization of the Company, in which such shares of Common Stock could be converted into the right to receive some combination of cash and debt, or all debt. Any such recapitalization could be effected through a merger or other reorganization of the Company. Mr. Garcia currently owns approximately 36.5% of the Company's outstanding shares of Common Stock. If Mr. Garcia were to acquire all or a substantial majority of the outstanding shares of Common Stock held by other shareholders, the Common Stock could be delisted from trading on The NASDAQ National Market or any other exchange or inter-dealer quotation system, and the Common Stock could become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) Mr. Garcia beneficially owns an aggregate of 4,520,000 shares, approximately 36.5%, of the Common Stock of the Company consisting of: (i) 4,500,000 shares owned directly by Mr. Garcia, and (ii) 20,000 shares which Mr. Garcia has the right to acquire under presently exercisable stock options.

(b) Mr. Garcia has the sole power to vote and to dispose of 4,520,000 shares.

(c) Mr. Garcia has not effected any transaction in securities of the Company during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

As a result of the Offer being withdrawn, Mr. Sullivan does not have any arrangement to participate in the acquisition of shares of Common Stock of the Company.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number               Description
        1                    Certificate Regarding Joint Filing


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         October 30, 2000

                                         Date


                                          /s/ Ernest C. Garcia, II
                                         --------------------------------------
                                         Ernest C. Garcia, II



                                          /s/ Gregory B. Sullivan
                                         --------------------------------------
                                         Gregory B. Sullivan


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